FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For February 1, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated February 1, 2008

2.

Material Change Report dated February 1, 2008 (re: February 1/08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓      Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  February 1, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Incorporation of Petaquilla Infrastructure Ltd.

Vancouver, BC – February 1, 2008:  Petaquilla Copper Ltd. (“PTC”) and Petaquilla Minerals Ltd. (“PTQ”) today announced the incorporation of Petaquilla Infrastructure Ltd. (“PQI” or the “Company”). The Company will be owned 51% by PTQ and 49% by PTC.  PQI’s mandate is to manage and expedite the development of the power, port and related infrastructure facilities in support of PTQ’s Molejon Gold Mine now nearing production in the Republic of Panama.  PQI will also be in a position to make these facilities available in connection with the Petaquilla Copper Project currently in the final stages of pre - production studies by Teck Cominco Ltd., Inmet Mining Corporation and PTC. The formation of PQI is an important advancement in the development of these two projects and also creates another opportunity for the economically sustainable development of this region of Panama.

About Petaquilla Minerals –  Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008.  Its shares are listed on the Toronto Stock Exchange under the symbol PTQ.  Anticipated throughput for the Molejon Gold project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

February 1, 2008

Item 3.

News Release

The Company’s news release dated February 1, 2008, was disseminated by Marketwire, Incorporated on February 1, 2008.

Item 4.

Summary of Material Change

Petaquilla Minerals Ltd. (“PTQ”) and Petaquilla Copper Ltd. (“PTC”) today announced the incorporation of Petaquilla Infrastructure Ltd. (“PQI” ). PQI will be owned 51% by PTQ and 49% by PTC

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated February 1, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.
Contact person:	Richard Fifer
Contact Telephone number:	604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Incorporation of Petaquilla Infrastructure Ltd.

Vancouver, BC – February 1, 2008:  Petaquilla Copper Ltd. (“PTC”) and Petaquilla Minerals Ltd. (“PTQ”) today announced the incorporation of Petaquilla Infrastructure Ltd. (“PQI” or the “Company”). The Company will be owned 51% by PTQ and 49% by PTC.  PQI’s mandate is to manage and expedite the development of the power, port and related infrastructure facilities in support of PTQ’s Molejon Gold Mine now nearing production in the Republic of Panama.  PQI will also be in a position to make these facilities available in connection with the Petaquilla Copper Project currently in the final stages of pre - production studies by Teck Cominco Ltd., Inmet Mining Corporation and PTC. The formation of PQI is an important advancement in the development of these two projects and also creates another opportunity for the economically sustainable development of this region of Panama.

About Petaquilla Minerals –  Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008.  Its shares are listed on the Toronto Stock Exchange under the symbol PTQ.  Anticipated throughput for the Molejon Gold project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.